Exhibit 99.13

PRESS RELEASE

TotalEnergies publishes its latest Human Rights Briefing Paper

Paris, January 29, 2024 – As part of its commitment to putting sustainability at the heart of its strategy, TotalEnergies has published the third edition of its Human Rights Briefing Paper. In 2016, TotalEnergies was the first Oil & Gas company to publish an information document on human rights. With this new edition, the Company continues to pursue a path of transparency.

The Human Rights Briefing Paper describes TotalEnergies' commitments with regard to internationally recognized human rights and reference texts, notably the United Nations Guiding Principles on Business and Human Rights, the International Labour Organization's Fundamental Conventions, the OECD Guidelines for Multinational Enterprises and the Voluntary Principles on Security and Human Rights (VPSHR). It also reports on how these commitments to stakeholders are put into action through our operations and projects.

"TotalEnergies makes its stakeholders a central focus of its actions and activities in more than 130 countries around the world. In this regard, the Company is unwavering in its commitment to human rights and in translating that commitment into action. We want to nurture a relationship of trust with all our stakeholders by transparently disclosing our initiatives, including in complex environments," said Aurélien Hamelle, President for Strategy & Sustainability at TotalEnergies.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies ”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).